Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143755

Prospectus Supplement No. 11
(to Prospectus dated December 10, 2007)

CLEVELAND BIOLABS, INC.
5,514,999 Shares

This Prospectus Supplement No. 11 supplements and amends the prospectus dated December 10, 2007 (the “Prospectus”) relating to the offer and sale of up to 5,514,999 shares of our common stock which may be offered from time to time by the selling stockholders identified in the Prospectus for their own accounts. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with the original Prospectus.

This Prospectus Supplement No. 11 includes the attached Form 8-K of Cleveland BioLabs, Inc. dated March 23, 2009, as filed by us with the Securities and Exchange Commission.

This Prospectus Supplement No. 11 modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Prospectus Supplement No. 11. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in our common stock involves risk.  See “Risk Factors” beginning on page 8 of  the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 11 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 11 is March 23, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: (Date of earliest event reported): March 20, 2009

CLEVELAND BIOLABS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-32954	20-0077155
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

73 High Street
Buffalo, New York 14203
(Address of principal executive offices)

Registrant’s telephone number, including area code: (716) 849-6810

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

Securities Purchase Agreement

On March 20, 2009, Cleveland BioLabs, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with various accredited investors (the “March Purchasers”), pursuant to which the Company agreed to sell to the March Purchasers 293.76 shares of Series D Convertible Preferred Stock, with a par value of $0.005 per share and a stated value of $10,000 per share (“Series D Preferred”), and Common Stock Purchase Warrants (the “Warrants”) to purchase 2,098,267 shares of the Company’s Common Stock, par value $0.005 per share (“Common Stock”). The sale of the Series D Preferred and the Warrants to the March Purchasers (the “March Transaction”) was consummated on March 20, 2009.  The offering period for the Series D Preferred and Warrants concludes on March 27, 2009.

Except as described below, the terms of the Purchase Agreement are in all material respects identical to those pursuant to which the Company initially sold 170.18 shares of Series D Preferred and Warrants to certain accredited investors (the “Original Purchasers,” and collectively with the March Purchasers, the “Purchasers”)) on February 13, 2009 (the “Original Transaction,” and collectively with the March Transaction, the “Transactions”), as described on the Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2009 (the “February 17 8-K”). At the time of the Original Transaction, the Series D Preferred had a conversion price of $1.85, and the Warrants had an exercise price of $2.60. However, immediately prior to the closing of the March Transaction, the Company (i) issued to the placement agent, in consideration for its services as placement agent for the Transactions, a common stock purchase warrant to purchase ten shares of Common Stock, at an exercise price of $1.40 in order to lower the conversion price of the Series D Preferred to $1.40 pursuant to the anti-dilution provisions contained in the Certificate of Designation (as defined below), (ii) entered into an Amendment and Waiver Agreement with the Original Purchasers (the “Amendment and Waiver Agreement”), pursuant to which the Original Purchasers agreed to amend the Purchase Agreement to extend the deadline for holding a meeting of stockholders to vote on matters relating to the Transaction to June 26, 2009, and the deadline for completing the offering to March 27, 2009, and waive certain rights that they would otherwise have as a result of the March Transaction, including the full anti-dilution protection of their Warrants, such that the exercise price of their Warrants was reduced to $1.60 per share (rather than to $1.40 as it otherwise would have been), and the number of shares of Common Stock underlying their Warrants was increased based on the adjusted conversion price of the Series D Preferred ($1.40), and (iii) entered into an Amendment and Reaffirmation Agreement with the March Purchasers (the “Amendment and Reaffirmation Agreement”), pursuant to which the March Purchasers agreed to amend certain terms of the Purchase Agreement that they had originally executed, including to change the conversion price of the Series D Preferred to $1.40, and a change of the exercise price of the Warrants to $1.60. As a result of these actions, as of the date of this Form 8-K, all outstanding shares of Series D Preferred have a conversion price of $1.40, subject to future adjustment for various events, and all Warrants have an exercise price of $1.60, subject to future adjustment for various events.

At the conversion price of $1.40, each share of Series D Preferred is convertible into approximately 7,143 shares of Common Stock, subject to future adjustment. In the aggregate, the 463.94 shares of Series D Preferred issued in the Transactions are convertible into 3,313,810 shares of Common Stock as of the date hereof. In the aggregate, the Warrants issued in the Transactions are exercisable for 3,615,625 shares of Common Stock. In the aggregate, the Series D Preferred and Warrants issued in the Transactions are convertible into, and exercisable for, as of the date hereof, 6,929,435 shares of Common Stock.

The aggregate purchase price paid by the March Purchasers for the Series D Preferred and the Warrants was approximately $2,937,557 (representing $10,000 for each share of Series D Preferred together with a Warrant), and the Purchasers collectively paid an aggregate of approximately $4,639,307 for the Series D Preferred and Warrants in both Transactions.  After related fees and expenses, the Company has received in the Transactions net proceeds totaling approximately $3,800,000.  The Company intends to use the proceeds for working capital purposes.

Terms of the Series D Preferred

To designate and establish the shares of Series D Preferred, the Company’s Board of Directors (the “Board”) approved, and on February 13, 2009, the Company filed with the Delaware Secretary of State, a Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Certificate of Designation”). Other than as described above, the terms of the Series D Preferred are as described in the February 17 8-K.

Warrants

The Warrants have a seven-year term. The initial exercise price of the Warrants in the Original Transaction was $2.60, but, as described above, pursuant to the terms of the Amendment and Waiver Agreement and the Amendment and Reaffirmation Agreement, the exercise price of all of the Warrants is now $1.60. Other than that modification, the terms of the Warrants are as described in the February 17 8-K.

Registration Rights Agreement

In connection with the Purchase Agreement, the Company also entered into Registration Rights Agreements with the Original Purchasers and the March Purchasers, dated as of February 13, 2009 and March 20, 2009, respectively, as described in the February 17 8-K.

Stockholder Approval and Voting Agreements

Under The NASDAQ Marketplace Rules, the Company may not issue more than an aggregate of 2,770,160 shares of Common Stock (i.e., 19.99% of the issued and outstanding Common Stock on February 13, 2009) upon the conversion of the Series D Preferred and the exercise of the Warrants into Common Stock unless stockholder approval is obtained, and the Certificate of Designation reflects this limitation.  In addition, stockholder approval is also required for an amendment to the Company’s charter to provide for an increase in authorized shares of Common Stock from 40,000,000 to no less than 60,000,000.  Under the Amendment and Waiver Agreement and the Amendment and Reaffirmation Agreement, the Company is required to seek these approvals at a meeting of its stockholders held no later than June 26, 2009.  The Board has resolved to seek these approvals and to recommend approval of these proposals at the Company’s 2009 Annual Meeting of Stockholders.

On February 13, 2009, the Company entered into a Voting Agreement with Bernard L. Kasten, James J. Antal, Paul E. DiCorleto, Michael Fonstein, Andrei Gudkov, Yakov Kogan, H. Daniel Perez, John A. Marhofer, Jr. and The Cleveland Clinic Foundation, and subsequently, on March 20, 2009, the Company entered into a Voting Agreement with certain additional stockholders.  The parties to these Voting Agreements agreed to vote in favor of the proposals described above. In the aggregate, the parties to the Voting Agreements held approximately 34% of the Company’s outstanding voting stock as of March 20, 2009.

The Company intends to file a proxy statement and other relevant documents concerning the transaction described above with the SEC.  The proxy statement will be distributed to the Company’s stockholders in connection with a meeting of stockholders.  Stockholders are urged to read the proxy statement, the documents incorporated by reference in the proxy statement, the other documents filed with the SEC and the other relevant materials when they become available because they will contain important information about the transaction.  Investors will be able to obtain these documents free of charge at the SEC’s website (http://www.sec.gov).  The directors, executive officers, and certain other members of management and employees of the Company and its subsidiaries are participants in the solicitation of proxies in favor of approval of the transaction and related matters from the stockholders of the Company.  Information about the directors and executive officers of the Company is set forth in its proxy statement for the 2008 annual meeting of stockholders filed with the SEC on April 1, 2008.  Additional information regarding the interests of such participants will be included in the transaction-related proxy statement and the other relevant documents filed with the SEC when they become available.

Impact of the Transactions on Series B Preferred, Series B Warrants and Series C Warrants

Immediately after the completion of the Transactions, pursuant to weighted-average anti-dilution provisions, (a) the conversion price of the Company’s Series B Preferred adjusted to $4.90 (from an original conversion price of $7.00 prior to the Original Transaction), causing the conversion rate of the Series B Preferred into Common Stock to become approximately 1-to-1.42857; and (b) the aggregate number of shares of Common Stock into which the 3,023,947 shares of outstanding Series B Preferred are convertible increased to approximately 4,319,958.  In addition, pursuant to weighted-average anti-dilution provisions, (i) the exercise prices of the Company’s Series B Warrants and Series C Warrants adjusted, to $7.14 and $7.57, respectively, from the exercise prices of $10.36 and $11.00, respectively, that were in effect prior to the Original Transaction, and (ii) the aggregate number of shares issuable upon exercise of the Series B Warrants and the Series C Warrants increased to approximately 3,432,336 and 388,088, respectively, from 2,365,528 and 267,074, respectively, prior to the Original Transaction.

Item 3.02.	Unregistered Sales of Equity Securities

The information contained in Item 1.01 is hereby incorporated by reference. The Series D Preferred and the Warrants were sold in transactions exempt from registration under the Securities Act of 1933, in reliance on Section 4(2) thereof and Rule 506 of Regulation D thereunder. Each Purchaser represented that it was an “accredited investor” as defined in Regulation D.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Changes in Fiscal Year

The information contained in Item 1.01 is hereby incorporated by reference. The Certificate of Designation, which authorizes a total of 1,300 shares of Series D Preferred, was filed with the Delaware Secretary of State on February 13, 2009 and was effective upon filing.

Item 8.01.	Other Events

On March 23, 2009, the Company issued a press release announcing the March Transaction described in Item 1.01.  A copy of the press release is attached as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits

(d)               Exhibits

Exhibit No.	Exhibit

99.1	Press Release, dated March 23, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEVELAND BIOLABS, INC.

Date: March 23, 2009	By:	/s/ Michael Fonstein
Michael Fonstein
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated March 23, 2009.

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CLEVELAND BIOLABS CONSUMMATES PRIVATE PLACEMENT
OF SERIES D PREFERRED STOCK AND COMMON
STOCK WARRANTS

Buffalo, NY – March 23, 2009 Cleveland BioLabs, Inc. (NASDAQ:  CBLI) (the “Company”) announced today that it has raised approximately $2,900,00 in capital through a private placement of approximately 294 shares of series D convertible preferred stock, with a stated value of $10,000 per share (“Series D Preferred”), and warrants to purchase an aggregate of 2,098,267 shares of the Company’s common stock.  This issuance of Series D Preferred and warrants is in addition to the previous issuance of 170.18 shares of Series D Preferred and warrants to purchase 919,876 shares of common stock consummated on February 13, 2009 and announced by the Company on February 17, 2009.   The offering period for the Series D Preferred and warrants concludes on March 27, 2009.  The Company intends to use the proceeds of the private placement for working capital purposes.

In the transaction, the conversion price of all shares of Series D Preferred issued at both closings was reduced from $1.85 to $1.40, and the exercise price of all warrants issued at both closings was reduced from $2.60 to $1.60.  In addition, the warrants issued in February were amended to adjust the number of shares issuable under those warrants to reflect the reduced conversion price.  Taking these adjustments into account, each share of Series D Preferred is convertible into approximately 7,143 shares of common stock at the adjusted conversion price of $1.40, and in the aggregate, all of the Series D Preferred issued at both closings are convertible into 3,313,810 shares of common stock and all of the warrants issued at both closings (including those issued to the placement agent) are exercisable for 3,615,625 shares of common stock.

At its annual meeting of stockholders, the Company intends to seek approval of various matters relating to the transaction.  Directors, executive officers and certain large stockholders of the Company who together hold approximately 34% of the total voting power of the outstanding capital stock of the Company eligible to vote as of the date of the issuance have agreed to vote in favor of these approvals.

The Company intends to file a Current Report on Form 8-K with the Securities and Exchange Commission today, which will include a more detailed description of the transaction.

About Cleveland BioLabs, Inc.
Cleveland BioLabs, Inc. is a drug discovery and development company leveraging its proprietary discoveries around programmed cell death to develop treatments for cancer and protection of normal tissues from exposure to radiation and other stresses.  The Company has strategic partnerships with the Cleveland Clinic, Roswell Park Cancer Institute, ChemBridge Corporation and the Armed Forces Radiobiology Research Institute.  To learn more about Cleveland BioLabs, Inc., please visit the company's website at http://www.cbiolabs.com.

Cautionary Note Regarding Forward-Looking Statements
Certain statements included in this press release are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.  The transaction described above does not assure that the Company’s business or financial results will be successful or that the Company will not need to raise additional capital.  The Company may not be able to raise needed additional capital on the same terms as those in the transactions described above or on any other terms.  Factors that may affect the business or financial results or condition of the Company include the availability of capital, the progress and outcome of clinical trials and obtaining necessary regulatory approvals and are described more extensively in the Company’s filings with the SEC.  Stockholders and other readers are urged to consider these risks carefully in evaluating the forward-looking statements made herein and are cautioned not to place undue reliance on such forward-looking statements.  The forward-looking statements made herein are only made as of the date of this press release and, except as expressly required by the federal securities laws, the Company disclaims any obligation to publicly update such forward-looking statements to reflect subsequent events, circumstances or development.

Additional Information
The Company intends to file a proxy statement and other relevant documents concerning the transaction described above with the SEC.  The proxy statement will be distributed to the Company’s stockholders in connection with a meeting of stockholders.  Stockholders are urged to read the proxy statement, the documents incorporated by reference in the proxy statement, the other documents filed with the SEC and the other relevant materials when they become available because they will contain important information about the transaction.  Investors will be able to obtain these documents free of charge at the SEC’s website (http://www.sec.gov).  The directors, executive officers, and certain other members of management and employees of the Company and its subsidiaries are participants in the solicitation of proxies in favor of approval of the transaction and related matters from the stockholders of the Company.  Information about the directors and executive officers of the Company is set forth in its proxy statement for the 2008 annual meeting of stockholders filed with the SEC on April 1, 2008.  Additional information regarding the interests of such participants will be included in the transaction-related proxy statement and the other relevant documents filed with the SEC when they become available.

The preferred stock and warrants described in this press release will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Contact:
Rachel Levine, Director Corporate Development & Communications
Cleveland BioLabs, Inc.
T: (646) 284-9439
E: rlevine@cbiolabs.com